

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402



RECD S.E.C.
JAN 5 2005
1086






05000474


December 29, 2004


Bruce W. Ellis
Assistant Counsel
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station, NJ 08889



Act: 1934
Section:
Rule: 14A-8
Public Availability: 12/29/2004


Re: Merck & Co., Inc.
Incoming letter dated November 29, 2004

Dear Mr. Ellis:

This is in response to your letter dated November 29, 2004 concerning the shareholder proposals submitted to Merck by Frederick E. Mitchel and the Province of St. Joseph of the Capuchin Order. We also have received a letter on behalf of the Province of St. Joseph dated December 1, 2004 and a letter from Frederick Mitchel dated December 7, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


PROCESSED
JAN 10 2005
THOMSON
FINANCIAL


Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Rev. John Celichowski, OFM Cap.
Province of St. Joseph of the Capuchin Order
1015 North 9th Street
Milwaukee, WI 53233

64978

Frederick E. Mitchel
637 N. Victoria Park Rd.
Ft. Lauderdale, FL 33304

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-35
Whitehouse Station NJ 08889
Tel 908 423 1000
Fax 908 423 3352

DEC 01 AM 9:40


MERCK

November 29, 2004

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Stockholder Proposals from the Reverend John Celichowski, OFM Cap. ("Rev. Celichowksi") and Mr. Frederick Mitchel ("Mr. Mitchel")

Ladies and Gentlemen:

Merck & Co., Inc. (the "Company"), a New Jersey corporation, has received stockholder proposals from Rev. Celichowski (the "Celichowski Proposal") and Mr. Mitchel (the "Mitchel Proposal") for inclusion in the Company's proxy materials for the 2005 Annual Meeting of Stockholders (the "Proxy Materials"). The supporting statements and all other correspondence with the Company regarding the Celichowski and Mitchel Proposals are attached as Appendix A and B, respectively. Both Proposals seek to require a director other than a senior executive officer of the Company serve as Chairman of the Company's Board of Directors (the "Board").

I am of the view that both the Celichowski and Mitchel Proposals may be properly omitted from the Proxy Materials under Rule 14a-8(i)(6) of the Securities and Exchange Act of 1934 because the Division of Corporation Finance (the "Staff") recently has held several times that a company is without the power or authority to implement such proposals. Therefore, I respectfully request that the Staff indicate that it will not recommend enforcement action to the Securities and Exchange Commission ("SEC") if the Company omits both Proposals from the Proxy Materials.

If the Staff determines that both Proposals are not excludible under Rule 14a-8(i)(6), I am of the view that the Mitchel Proposal nevertheless may be excluded from the Proxy Materials (a) under Rule 14a-8(i)(11) because it substantially duplicates the Celichowski Proposal, which was previously submitted to the Company and (b) under Rule 14a-8(i)(1) because it violates New Jersey law unless recast as a recommendation.

***Discussion***

**Company Lacks Power or Authority to Implement**

*Celichowski Proposal.* The Celichowski Proposal provides as follows:

> **Resolved**: The shareholders of Merck & Co., Inc. (the "Company") request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

Rule 14a-8(i)(6) provides that a proposal may be omitted if "the company would lack the power or authority to implement the proposal." Consistent with the Staff's view, the Company is without power or authority to implement the Celichowski Proposal for the reasons described below.

The Celichowski Proposal seeks to require that an independent director who has not served as an executive officer of the Company serve as Chairman of the Board. The Company is without power to ensure that an independent director who has not served as an executive officer will be (1) elected to the Board by Company stockholders (2) elected as Chairman of the Board by remaining Board members and (3) willing to expend the time and effort necessary to serve as Chairman of the Board.

The Company's Directors are annually elected by Company stockholders. Vacancies may be temporarily filled by a vote of a majority of the remaining Directors, but a person who is so appointed must stand for election after his or her initial term expires. Thus, the Company is without power to determine who ultimately will be elected to the Board. In addition, according to their charters, all of the following Board committees are comprised solely of independent Directors: audit; compensation and benefits; finance; public policy and social responsibility; and corporate governance. Thus, the Company cannot be assured of finding a sufficient number of independent Directors to fill all Board committees as well as the Chairman of the Board. Moreover, the Company cannot ensure that any independent Director who is elected will be selected by the remaining Directors to serve as Chairman of the Board. Furthermore, even if sufficient number of independent Directors can be found to serve, it cannot be assured that the Company will be able to find an independent director who would be willing to satisfy the demands placed on the Chairman of the Board.

The Staff recently concurred several times that proposals seeking to require separation of the chairman of the board and chief executive officer of a company are beyond the power of the company to implement. See, for example, H.J. Heinz Company (June 14, 2004); AmSouth Bancorporation (February 24, 2004); Bank of America Corporation (February 24, 2004); Wachovia Corporation (February 24, 2004); and SouthTrust Corporation (January 16, 2004). In each case, the Staff indicated that in its view, it does not appear to be within a board's power to ensure that an individual meeting the specified criteria would be elected to, and serve as chairman of, the board. Similarly, in Cintas Corporation (August 27, 2004), the Staff held that it was beyond the power of "the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity to cure such a violation of the standard requested in the proposal." Similarly, nothing in the Celichowski Proposal provides the Board with a mechanism to cure a violation of the requested standard.

Under a long line of no action letters, the Staff has frequently held that it is beyond the power of a company to ensure election of a particular person or type of person. See for example Cintas Corporation (August 27, 2004); I-Many, Inc. (April 4, 2003); and Bank of America Corporation (February 20, 2001).

In light of the foregoing, I respectfully request that the Staff not recommend enforcement action to the SEC if the Celichowski Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(6).

*Mitchel Proposal.* The Mitchel Proposal provides as follows:

> Since the Board of Directors function is to guide corporate policy and set long-term corporate goals and directions, it must operate with an independence of thought process, free of pressure from, but not information from, corporate executives. Therefore, senior corporate officers including but not limited to CEO, COO, CFO, President and vice presidents, shall be prohibited from sitting on or chairing the Board of Directors. They shall instead be responsive to inquiries from the board, and report to the board as requested by the board. They shall have the power to submit proposals or information briefs to the board for consideration, but shall not sit on or Chair the Board of Directors.

Like the Celichowski Proposal, the Mitchel Proposal seeks to require the Chairman of the Board of Directors to be selected from a group that excludes certain senior corporate officers. As noted above with respect to the Celichowski Proposal, the Company is without power to ensure that a director other than a senior corporate officer will be (1) elected to the board of directors by Company stockholders (2) elected as Chairman of the Board by remaining Board members and (3) willing to expend the time and effort necessary to serve as Chairman of the Board. The Company's stockholders ultimately determine who is on the Board of Directors. As noted above, the Staff's view is that it does not appear to be within a board's power to ensure that an individual meeting the specified criteria would be elected to the board and serve as chairman of the board. Like the Celichowski Proposal, nothing in the Mitchel Proposal provides the Board with a mechanism to cure a violation of the requested standard. Therefore, for the same reasons the Staff concurred in the view that similar proposals were excludible in the following, I am of the view that the Mitchel proposal may be excluded from the Proxy Materials: Cintas Corporation (August 27, 2004); H.J. Heinz Company (June 14, 2004); AmSouth Bancorporation (February 24, 2004); Bank of America Corporation (February 24, 2004); Wachovia Corporation (February 24, 2004); and SouthTrust Corporation (January 16, 2004),

Consequently, I respectfully request that the Staff not recommend enforcement action to the SEC if the Mitchel Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(6).

**Mitchel Proposal Duplicates Celichowski Proposal**

The Company received the Celichowski Proposal on October 20, 2004, and the Mitchel Proposal on October 25, 2004. If the Staff does not agree that the Celichowski Proposal may be excluded under Rule 14a-8(i)(6) as provided above, we intend to include it in the Proxy Materials. Even if the Staff also determines that the Mitchel Proposal may not be excluded under 14a-8(i)(6), I am of the view that it nevertheless may be excluded under Rule 14a-8(i)(11) as substantially duplicative of the Celichowski Proposal, which was submitted previously.

Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting" The purpose for the rule "is to eliminate the [possibility] of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Release No. 34-12999 (November 22, 1976), referring to Rule 14a-8(c)(11), the predecessor to current Rule 14a-8(i)(11). The Staff's view is that where proposals are substantially duplicative, the previously submitted proposal should be included. In this case, that is the Celichowski Proposal.

The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical where the core issues are the same. See, for example:

- Pacific Gas & Electric Company (February 1, 1993). There, the Staff found a proposal to tie a company's chief executive officer to performance indicators was substantially duplicative of both (a) a proposal to tie compensation of non-salary compensation to performance indicators and (b) a different proposal to place a ceiling on future total compensation of officers and directors, thereby reducing their compensation. The Staff agreed that proposals were duplicative even though they covered different groups of people: one covered management employees, which included the chief executive officer, while the other covered only the chief executive officer. The Staff also agreed that proposals with different mechanisms were substantially duplicative: a proposal to tie compensation to performance indicators duplicated a proposal to place an absolute ceiling on compensation.

- Siebel Systems, Inc. (April 15, 2003), dealing with a proposal that sought performance-based requirements for all stock options as substantially duplicative of a proposal seeking performance hurdles or indexing for all stock-based plans.

- Sprint Corporation (February 1, 2000), dealing with a proposal forbidding any future compensation awards contingent upon a change in control without shareholder approval as substantially duplicative of a proposal seeking shareholder approval of all executive officer severance pay agreements.

In the Staff's view, proposal are substantially duplicative where the core issues addressed by proposals are substantially the same, which is the case here. Both Proposals explicitly advocate that the Company's senior executive officers not serve as Chairman of the Board. The Mitchel

Proposal is slightly broader because it also seeks to exclude Company officers from serving as directors, while the Celichowski Proposal does not. However, in the case of the Company, no person other than the Chief Executive Officer currently sits on the Board, so the effect of both Proposals on the Company is identical. Even without focusing on how the Proposals would specifically affect the Company, the minor differences between the Celichowski Proposal and the Mitchel Proposal are less significant than differences previously found by the Staff to justify exclusion on the basis of substantial duplication under Rule 14a-8(i)(11).

As noted above, the Celichowski Proposal was submitted earlier than the Mitchel Proposal. If the Staff does not agree that the Celichowski proposal may be omitted under Rule 14a-8(i)(6) for the reasons set forth above, we will include it. Including the Mitchel Proposal would frustrate the purpose of Rule 14a-8(i)(11) by forcing stockholders to consider two substantially duplicative proposals in the same year. I therefore am of the view that the Mitchel Proposal is excludible as substantially duplicative of the Celichowski Proposal and respectfully request that the Staff not recommend enforcement action to the SEC if the Mitchel Proposal is omitted from the Proxy Materials in reliance on 14a-8(i)(11).

**Mitchel Proposal Violates State Law**

Rule 14a-8(i)(1) permits exclusion of a proposal that is not a proper subject for action by stockholders. Depending on the subject matter, the Rule notes that "some proposals are not considered proper under state law if they would be binding on a company if approved by shareholders." The Mitchel Proposal would be binding on the Company and therefore would violate New Jersey Business Corporation Act (the "Act") Sec. 14A:6-1(1), which provides that "The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

As the SEC noted in adopting the predecessor to Rule 14a-8(i)(1), "it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute." Release No. 34-12999 (November 22, 1976).

I am licensed to practice law and a member in good standing of the Bar of the State of New Jersey. I intend this letter to constitute a supporting opinion of counsel to the extent required by, and within the meaning of, Rule 14a-8(j)(2)(iii). I reviewed the Act and the Certificate in connection with this issue. Like the "typical statute," the Act directs that the board have exclusive discretion in corporate matters. Nothing in the Act or the Certificate suggests that any entity—other than the Board—may determine who is the Chairman of the Board.

Because it would violate New Jersey law, I am of the view that the Mitchel Proposal is excludible under Rule 14a-8(i)(1) unless it is recast as a recommendation or request to the Board.

***Conclusion***

If the Division believes that it will not be able to concur in my view that the Proposals may be omitted, I would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), six copies of this letter including the Appendices are included. Please acknowledge receipt of this letter and the items enclosed by date stamping the enclosed additional copy of the letter and returning it to me in the enclosed self-addressed envelope. By copy of this letter to each of them, the Company is notifying both Proponents of its intention to omit both Proposals from the 2005 Proxy Materials.

For the Staff's information, the Company plans to print its Proxy Statement on or about March 1, 2005.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

**MERCK & CO., INC.**

By: Bruce Ellis
Bruce W. Ellis
Assistant Counsel

Enclosures

cc: Reverend John Celichowski, OFM Cap.
Mr. Frederick Mitchel

# APPENDIX A

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(FEDERAL EXPRESS)


MERCK

October 28, 2004

Rev. John Celichowski, OFM Cap.
Corporate Responsibility Program
Province of St. Joseph of the Capuchin Order
1015 North 9th Street
Milwaukee, WI 53233

Dear Reverend Celichowski:

This is to acknowledge your letter to Mr. Raymond V. Gilmartin dated October 15, 2004 and your stockholder proposal regarding "separating the roles of board chair and CEO", which was submitted for inclusion in the proxy materials for the 2005 Annual Meeting of Stockholders.

Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal. Since the Province of St. Joseph of the Capuchin Order does not appear in the Company's records as a registered holder, you must provide a written statement from the "record" holder of the Merck securities (usually a broker or bank) verifying that the Province of St. Joseph of the Capuchin Order has held at least $2,000 in market value of Merck securities continuously for one year as of the date the proposal was submitted. I note also your statement that the Province of St. Joseph of the Capuchin Order intends to hold the requisite market value of Merck securities through the date of the Annual Meeting.

In order to complete the eligibility requirements in connection with the submission of the stockholder proposal, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter. Please direct a response to my attention.

Very truly yours,



Debra A. Bollwage
Assistant Secretary

Corporate Responsibility Program
Province of St. Joseph of the Capuchin Order
1015 North 9th Street
Milwaukee, Wisconsin 53233
(414) 271-0135
Fax (414) 271-0637

Raymond V. Gilmartin, President and Chief Executive Officer
Merck & Co., Inc.
One Merck Drive
Whitehouse Station, New Jersey 08889-0100

October 15, 2004

Dear Mr. Gilmartin:

The Interfaith Center on Corporate Responsibility has worked for over a decade to increase access to medicines and protect shareholder value by encouraging meaningful reform in the pharmaceutical industry. To that end, members of ICCR are proposing via shareholder resolutions a series of steps to increase accountability and transparency in the industry. It is our hope these reforms will help alleviate the crisis of access to medicines in the United States and around the world.

The pharmaceutical industry has a very profitable short-term profile, but its long-term business model is under considerable stress.

The current business model of Merck assumes a relatively small number of very profitable drugs – blockbusters – which generate value for shareholders. These drugs are sold at very high prices in the United States, where health care purchasers pay much more than in other industrialized countries, even though millions of Americans have very little access to medicines. Lack of access to medicines overseas is consigning millions of productive adults to an early death from the HIV/AIDS-Tuberculosis-Malaria pandemics and decimating long-term growth prospects in emerging markets.

As a recent editorial by a prestigious British medical journal has suggested, this system is probably not sustainable, providing neither medicines to those in need nor consistent, long-term protection of shareholder value. The result is an over-reliance on marketing, public relations, and political influence to maintain the business model. ("Is That It, Then, For Blockbuster Drugs?" *The Lancet,* September 25, 2004.)

Accordingly, we are seeking a new level of accountability and leadership from Merck through the implementation of a basic corporate governance element – the separation of the roles of Chair and Chief Executive Officer. An independent board chair would help the board address complex policy issues facing our company, foremost among them the crisis in access to pharmaceutical products. Millions of Americans and others around the world have no access to our company's life-saving medicines. An independent Chair and vigorous Board will bring greater focus to this ethical imperative, and be better able to forge solutions for shareholders and patients to address this crisis.

The Province of St. Joseph of the Capuchin Order has authorized me to notify you of our intention to submit the enclosed shareholder proposal, "Separating the Roles of Board Chair and CEO." We expect a number of other shareholders to co-file with us. I shall serve as the primary contact for the shareholder group. I submit it for inclusion in the proxy statement for consideration and action by the 2005 shareholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholder group will attend the annual meeting to move the resolution.

The Province of St. Joseph of the Capuchin Order is the beneficial owner of 200 shares of Merck & Co., Inc. stock. Verification of beneficial ownership will be forwarded under separate cover. We have held the stock for over one year and plan to continue our holding through the 2005 shareholders meeting.

Thank you for prompt attention to this matter.

Sincerely,



Rev. John Celichowski, OFM Cap.

cc: Daniel Rosan, Program Director for Public Health, Interfaith Center on Corporate Responsibility

**SHAREHOLDER PROPOSAL**
**MERCK & CO., INC.**
**BOARD CHAIR AND CEO SEPARATION**

**RESOLVED**: The shareholders of Merck & Co., Inc. (the "Company") request that the Board of Directors establish a policy of separating the roles of Board Chair and Chief Executive Officer (CEO) whenever possible, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors.

This proposal shall not apply to the extent that compliance would necessarily breach any contractual obligations in effect at the time of the 2005 shareholder meeting.

**SUPPORTING STATEMENT**

We believe that having an independent Board Chair – separate from the CEO – reflects principles of sound business practice and corporate governance and is in the best interest of shareholders. The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management and the CEO. The Board gives strategic direction and guidance to our Company. The Board can better fulfill both obligations by separating the roles of Chair and CEO. An independent Chair will enhance investor confidence in our Company and strengthen the integrity of the Board of Directors.

A separation of the Chair and CEO could more effectively address a number of challenges faced by our Company. For example, an over-reliance on "blockbuster" drugs as revenue sources creates additional pressures to increase prices and to invest in the development and marketing of so-called "me too" derivatives, and leaves companies such as Merck particularly vulnerable to problems like the safety and potential liability concerns that helped lead to the withdrawal of VIOXX from the market.

A more independent structure can also help the Board to address complex policy issues facing our Company, including the crisis of access to pharmaceutical products. Millions of Americans and others around the world lack access to our Company's life-saving medicines. This is an emergency, and our Company's charitable work, while laudable, is neither a sufficient nor strategic response, particularly as the need is expected to grow and health care costs continue to rise. We believe an independent Chair and vigorous Board will bring greater focus to this ethical imperative and be better equipped to forge more effective and ethical solutions to this crisis.

Many respected institutions recommend such separation. For example, CalPERS' Corporate Core Principles and Guidelines state: "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

The current business model of the pharmaceutical sector is undergoing significant challenges. The industry has generated substantial revenue from American purchasers, who pay higher prices for medicines than people in other developed countries. Pressure on drug pricing and dependence on this business model may impact our Company's long-term value.

In order to ensure that our Board can provide the proper strategic direction for our Company with greater independence and accountability, we urge a vote FOR this resolution.

496 words

# APPENDIX B

Office of the Secretary

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station NJ 08889-0100
Fax 908 735 1224

(FEDERAL EXPRESS)


MERCK

November 4, 2004

Mr. Frederick Mitchel
637 N. Victoria Park Road
Fort Lauderdale, FL 33304

Dear Mr. Mitchel:

This is to acknowledge your letter to Ms. Nancy V. Van Allen dated October 20, 2004 and your stockholder proposal regarding "independence of the Board of Directors", which was submitted for inclusion in the proxy materials for the 2005 Annual Meeting of Stockholders.

Rule 14a-8(b) of the SEC's Regulation 14A for the Solicitation of Proxies requires that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value of Company (Merck) securities for at least one year by the date of submitting the proposal, and continue to hold the requisite market value of Merck securities through the date of the Annual Meeting. Since your name appears in the Company's records as a registered holder, we are able to verify your ownership eligibility, however, you must provide a written statement that you intend to hold the requisite market value of Merck securities through the date of the Annual Meeting.

In order to complete the eligibility requirements in connection with the submission of the stockholder proposal, a response must be postmarked, or faxed to (908) 735-1224, within 14 calendar days from the date you receive this letter.

In response to your request for information regarding how to submit a stockholder proposal for inclusion in the proxy material, enclosed is a copy of Rule 14a-8 pertaining to Shareholder Proposals from the Securities and Exchange Commission's Regulation 14A-Solicitation of Proxies.

Please direct a response to my attention.

Very truly yours,



Debra A. Bollwage
Assistant Secretary

October 20, 2004

Nancy V. Van Allen
Senior Assistant Secretary
Merck & Co., Inc
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Dear Ms. Van Allen,

Below is a stockholder proposal I am submitting for consideration at the next stockholders meeting. Please assist me in getting this proposal fully scheduled for consideration.

Thank you for your able assistance,



Frederick Mitchel
Owner of approximately 588 shares
MERCK D.R.I.P. Account # 4000070410
637 N. Victoria Park Rd.
Fort Lauderdale, FL 33304
954-523-7978 Phone
954-536-2584 Cellular

Stockholder Proposal:

Title: Independence of the Board of Directors

Since the Board of Directors function is to guide corporate policy and set long-term corporate goals and directions, it must operate with an independence of thought process, free of pressure from, but not information from, corporate executives. Therefore, senior corporate officers including but not limited to CEO, COO, CFO, President, and vice presidents, shall be prohibited from sitting on or chairing the Board of Directors. They shall instead be responsive to inquiries from the board, and report to the board as requested by the board. They shall have the power to submit proposals or information briefs to the board for consideration, but shall not sit on or Chair the Board of Directors.

# Regulations 14A and 14C

SOLICITATION OF PROXIES

Under the Securities Exchange Act of 1934

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such *information to any person other than an employee*, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

*Notes to Rule 14a-7.* 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

**Rule 14a-8. Shareholder Proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?***

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.



(2) If *you are the registered holder of your securities, which means* that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities *for at least one year*. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting *your ownership of the shares as of or before the date on* which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

**(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

**(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

**(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

**(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

*Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations



or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

*Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

*Note to paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

**(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

**(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

**(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

**(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.



(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

**Rule 14a-9. False or Misleading Statements.**

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

*Note.* The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

**Rule 14a-10. Prohibition of Certain Solicitations.**

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

October 20, 2004

Nancy V. Van Allen
Senior Assistant Secretary
Merck & Co., Inc
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

Dear Ms. Van Allen,

Below is a stockholder proposal I am submitting for consideration at the next stockholders meeting. Please assist me in getting this proposal fully scheduled for consideration.

Thank you for your able assistance,



Frederick Mitchel
Owner of approximately 588 shares
MERCK D.R.I.P. Account # 4000070410
637 N. Victoria Park Rd.
Fort Lauderdale, FL 33304
954-523-7978 Phone
954-536-2584 Cellular

Stockholder Proposal:

Title: Independence of the Board of Directors

Since the Board of Directors function is to guide corporate policy and set long-term corporate goals and directions, it must operate with an independence of thought process, free of pressure from, but not information from, corporate executives. Therefore, senior corporate officers including but not limited to CEO, COO, CFO, President, and vice presidents, shall be prohibited from sitting on or chairing the Board of Directors. They shall instead be responsive to inquiries from the board, and report to the board as requested by the board. They shall have the power to submit proposals or information briefs to the board for consideration, but shall not sit on or Chair the Board of Directors.

November 05, 2004

ATTN:
Debra A. Bollwage, Assistant Secretary
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS3AB-05
Whitehouse Station, NJ 08889-0100

FAX 908-735-1224

Dear Ms Bollwage:

In response to your letter dated November 04, 2004, received by me via FEDEX this morning, regarding my stockholder proposal titled "Independence of the Board of Directors":

I do hold my approximately 588 shares of MERCK common stock and hereby affirm that I plan to continue to hold these shares through the date of the annual meeting.

Thank you very much for your able assistance in including this proposal in the proxy materials. If you need anything else from me, please feel free to contact me at 954-523-7978 or Email me at unkfred@bellsouth.net.

Very truly yours,



Frederick E. Mitchel
637 N. Victoria Park Rd.
Ft. Lauderdale, FL 33304

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com


December 1, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Merck & Co., Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Province of St Joseph of the Capuchin Order (which is hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Merck & Co., Inc. (hereinafter referred to either as "Merck" or the "Company"), and which has submitted a shareholder proposal to Merck, to respond to the letter dated November 29, 2004, sent to the Securities & Exchange Commission by the Company, in which Merck contends that the Proponent's shareholder proposal may be excluded from its year 2005 proxy statement by virtue of Rule 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Merck's year 2005 proxy statement and that it is not excludable by virtue of the cited rule.

---

The proposal calls for the Company to establish a policy of separating, *whenever possible*, the roles of Board Chair and CEO.

---

RULE 14a-8(i)(6)

The Company's argument might well be very persuasive if addressed to a different resolution. However, it has no applicability whatever to the resolution actually submitted to Merck by the Proponent.

The inapplicability of the Company's argument is best illustrated by its own description of the Proponent's proposal at the very opening of its argument (page 2, thirs paragraph) as a proposal that "seeks to *require*" (emphasis supplied) the separation of the offices. However, the proposal does no such thing. It asks for a policy, not a rigid requirement. Even more telling, the policy is to apply, in the words of the proposal itself, "whenever possible". In short, there is no requirement.

The various no-action letters cited by the Company each concerned a by-law amendment which, by the very nature of by-laws, would be binding. The Staff concluded that since the Company could not insure that a person meeting the mandatory requirements of the by-law would be elected by the shareholders and be willing to serve, that such a mandatory requirement could not be effectuated by the Company. No such difficulty exists in the present case. There is no by-law. There are no mandatory requirements. The Company is asked only to have a policy to be implemented whenever possible. Consequently, each and every no-action letter relied on by the Company is totally inapposite and the Company's argument is without merit.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Bruce W. Ellis
Rev. John Celichowski
Sister Pat Wolf

To: Martha Maples, Esq
Corp Fin
SEC
FAX 202-942-~~[illegible]~~ 9520

From: Paul M. Neuhauser

Re: Shareholder proposal submitted to Merck

# of pages, including this page = 7

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com


December 1, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Merck & Co., Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Province of St Joseph of the Capuchin Order (which is hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of Merck & Co., Inc. (hereinafter referred to either as "Merck" or the "Company"), and which has submitted a shareholder proposal to Merck, to respond to the letter dated November 29, 2004, sent to the Securities & Exchange Commission by the Company, in which Merck contends that the Proponent's shareholder proposal may be excluded from its year 2005 proxy statement by virtue of Rule 14a-8(i)(6).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Merck's year 2005 proxy statement and that it is not excludable by virtue of the cited rule.

---

The proposal calls for the Company to establish a policy of separating, *whenever possible*, the roles of Board Chair and CEO.

---

RULE 14a-8(i)(6)

The Company's argument might well be very persuasive if addressed to a different resolution. However, it has no applicability whatever to the resolution actually submitted to Merck by the Proponent.

The inapplicability of the Company's argument is best illustrated by its own description of the Proponent's proposal at the very opening of its argument (page 2, thirs paragraph) as a proposal that "seeks to *require*" (emphasis supplied) the separation of the offices. However, the proposal does no such thing. It asks for a policy, not a rigid requirement. Even more telling, the policy is to apply, in the words of the proposal itself, "whenever possible". In short, there is no requirement.

The various no-action letters cited by the Company each concerned a by-law amendment which, by the very nature of by-laws, would be binding. The Staff concluded that since the Company could not insure that a person meeting the mandatory requirements of the by-law would be elected by the shareholders and be willing to serve, that such a mandatory requirement could not be effectuated by the Company. No such difficulty exists in the present case. There is no by-law. There are no mandatory requirements. The Company is asked only to have a policy to be implemented whenever possible. Consequently, each and every no-action letter relied on by the Company is totally inapposite and the Company's argument is without merit.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: Bruce W. Ellis
Rev. John Celichowski
Sister Pat Wolf

To Heather Maples, Esq
Corp Fin
SEC
FAX 202-942 ~~[illegible]~~ 9520

From: Paul M. Neuhauser

Re: Shareholder proposal submitted to Merck

# of pages, including this page = 7

December 07, 2004

VIA FEDEX

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street, NW
Washington, DC 20549

Re: Merck & Co., Inc. Stockholder Proposal from Mr. Frederick Mitchel

Ladies and Gentlemen:

I have received a copy of the communication sent to your office by Bruce Ellis, Assistant Counsel for Merck & Co., Inc., dated November 29, 2004, requesting omission of my stockholder proposal from Stockholder Proxy Materials for the 2005 Annual Meeting of the Stockholders.

The arguments made by Mr. Ellis are as follows:

1. **Company Lacks Power or Authority to Implement**
2. **Mitchel Proposal Duplicates Celichowski Proposal**
3. **Mitchel Proposal Violates State Law**

Please allow me to address each of these arguments in turn.

1.- **Company Lacks Power or Authority to Implement**
The company clearly has within its power the ability to implement my proposal through a simple one-line addition to its bylaws: "Corporate officers may not chair or serve on the board of directors".

2.- **Mitchel Proposal Duplicates Celichowski Proposal**
My proposal differs substantially from the Celichowski proposal in the following ways:

a.- My proposal bans all current officers of the company from serving on or chairing the Company's Board of Directors, not just the CEO as does the Celichowski proposal.

b.- My proposal does NOT ban past corporate officers from serving on or chairing the Company's Board of Directors.

c.- My proposal, unlike the Celichowski proposal, specifies what the relationship is to be between the Company's senior corporate officers and the Company's Board of Directors.

3.- **Mitchel Proposal Violates State Law**
It is the very law sited by Mr. Ellis, namely the New Jersey Business Corporation Act Sec. 14A:6-1(1) that my proposal is designed to comply with.

"The business and affairs of a corporation shall be managed by or under the direction of its board, except as in this act or in its certificate of incorporation otherwise provided."

If the CEO is also the Chairman of the Board of Directors, the Board of Directors cannot comply with this law as an independent influence on corporate affairs.

If, for instance, the CEO is doing a very poor job of running the company, but he is also Chairman of the Board, who is there to fire him or her? How can the board "manage or direct" the corporation when the very people that are to be managed or directed are on the board?

The argument made by Mr. Ellis that my proposal mandates or directs the Board to take certain action is incorrect. My proposal only defines who may Chair or be on the Board, and does NOT direct the board to take any specific action

Thus the arguments presented by Mr. Ellis are faulty in all respects.

The law provides that shareholders may submit proposals for consideration during the Annual Meeting of Stockholders. I hereby request that you uphold my fundamental right as a shareholder to do so, and not allow Merck Corporate Counsel to quash the wishes of the shareholders.

Very truly yours,



Frederick E. Mitchel
637 N. Victoria Park Rd.
Ft. Lauderdale, FL 33304
954-523-7978
unkfred@bellsouth.net

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 29, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Merck & Co., Inc.
Incoming letter dated November 29, 2004

The first proposal requests that the board establish a policy of separating the roles of board chair and chief executive officer whenever possible, so that an independent director who has not served as an executive officer of the company serves as chair of the board of directors. The second proposal provides that Merck senior corporate officers be prohibited from sitting on or chairing the board of directors.

We are unable to concur in your view that Merck may exclude the first proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Merck may omit the first proposal from its proxy materials in reliance on rule 14a-8(i)(6).

There appears to be some basis for your view that Merck may exclude the second proposal under rule 14a-8(i)(11), as substantially duplicative of the first proposal that will be included in Merck's 2005 proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative bases for omission of the second proposal upon which Merck relies.

Sincerely,



Daniel Greenspan
Attorney-Advisor